

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 22, 2008

Mark A. DiBlasi
President and Chief Executive Officer
Roadrunner Transportation Services Holdings, Inc.
4900 S. Pennsylvania Ave.
Cudahy, Wisconsin 53110

Re: Roadrunner Transportation Services Holdings, Inc.
Registration Statement on Form S-1
File No. 333-152504
Filed on July 24, 2008

Dear Mr. DiBlasi,

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to printing and distribution of the preliminary prospectus, please supplementally provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Registration Statement Cover Page

2. Please revise your fee table to indicate separately the shares that are offered by the selling shareholders.

Table of Contents

3. In the "Market and Industry Data and Forecasts" section, we note that you have relied on reports from third party sources for data. Please either confirm that the data provided by these third-parties was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

Prospectus Summary, page 1
General

4. Your prospectus summary should be brief and should be provided in plain English. As such, please reduce the amount of defined terms in your summary and define only those terms necessary to provide a brief overview of the key aspects of your offering in clear plain language. Please refer to Instruction to 503(a) of Regulation S-K. Make corresponding changes throughout your prospectus, as appropriate.

5. Consider adding an organizational chart to highlight how your company and business segments are structured here or in an appropriate section.

6. Please create a separate section in the summary to briefly describe the material terms of the GTS merger and the other transactions that will occur at the time of the offering. Futhermore, in an appropriate place in the prospectus, please provide a separate section describing all the material terms of the GTS merger. Also, provide us with a copy of the merger agreement.

7. Also, we note on page 63 that you will be issuing shares in order to effect the GTS merger. Please provide us with an analysis of why this transaction is exempt from registration, including why the exchange of shares should not be integrated with this offering.

Our Business and Recent Developments, page 1

8. Please revise the entire summary to remove industry jargon and marketing language so that your disclosure may be more clearly understood by an investor unfamiliar with your industry. Instead, explain your services or features using clear plain language. Examples of such terminology include, but are not limited to: "logistics services," "customized and expedited LTL," "parcel," "core

competencies," "scalable features," "intermodal," "multi-modal" and "value-added performance reporting." Similarly revise throughout the prospectus.

9. Please revise to provide a financial snapshot of your company for the last audited period and interim stub.

10. Please revise your summary throughout to provide investors with the basis for your statements of belief. For instance, we note that you believe you are "the largest non-asset based provider of customized LTL services in North America." We also note that you believe you have "strong relationships" with delivery and third-party carriers.

11. See the last sentence of the first paragraph pertaining to "pro forma capital expenditures as a percentage of pro forma revenues." Delete this non-GAAP numerical measure or provide a cross-reference to a discussion of the computation of this measure and its usefulness to management and investors, along with providing a reconciliation of this non-GAAP measure to the most directly comparable GAAP financial measure. Please revise throughout the document. Refer to Question No. 13 of the Staff's "Frequently Asked Questions Regarding the Use of NonGAAP Financial Measures," issued June 13, 2003.

12. On pages 2, 38 and 43, we note that you believe you are well-positioned for continued growth in anticipation of a rebound in the over-the-road freight sector. As the U.S. domestic over-the-road freight sector has been experiencing a downtown, please tell us the basis for the statement that there will be a rebound or revise the disclosure.

Our Competitive Strengths and Services, page 2

13. Please revise to balance your competitive strengths with a brief discussion of the principal challenges or risks associated with your business. Furthermore, you should provide context for investors by briefly explaining the position of your company in relation to your competition. Similarly revise the next section regarding your growth strategy.

14. See the paragraph discussion of "Flexible Operating Model." Please delete the last sentence pertaining to pro forma return on invested capital and return on assets.

Our Growth Strategies, page 3

15. We note that you intend to continue to pursue acquisitions. Other than GTS, please indicate whether you have any current plans, proposals or understandings in this regard.

Experienced and Motivated Management Team, page 3

16. We note your disclosure here and in the risk factor on page 12 under the heading "Our senior management has limited experience managing a public company." Please revise here to similarly disclose or advise.

Summary Historical and Unaudited Pro Forma Consolidated Financial and Other Data, page 6

17. Expand the fourth paragraph here and on page 19 to disclose whether or not GTS had any substantive operations from the date of its inception, February 12, 2008, until it acquired Group Transportation Services and GTS Direct on February 29, 2008. Further, clarify that these entities were commonly controlled entities prior to being acquired by GTS, and thus the filing includes their historical financial statements on a combined basis and they are considered to be the predecessor entity to GTS. Also, disclose that GTS is deemed to be the successor entity and that for periods subsequent to the February 29, 2008 acquisition date, the historical financial statements are presented under new company basis, which has been accounted for using the purchase method of accounting.

18. Refer to the disclosure in the fifth paragraph that states "however, such adjustments are subject to change." Clarify if you expect any final adjustments to be materially different from the preliminary amounts presented in the filing, and if so, describe which adjustments made be materially different, the reasons why and include an estimated range. This comment is also applicable to the sixth paragraph on page 19.

Risk Factors, page 10

Fluctuations in the price or availability of fuel and limitations on our ability to collect fuel surcharges may adversely affect our results of operations, page 8

19. We note your disclosure that you pass through the increased fuel costs to your customers. Please revise to disclose whether you have any contracts with your customers for these capped surcharges.

A significant or prolonged economic downturn…, page 10

20. On page 2 we note that you disclosed the U.S. is experiencing a downtown in the over-the-road freight market. Please revise the risk factor subheading and the risk factor discussion to clearly disclose the fact that you *are* currently in a downtown.

We may be required to incur substantial expenses and resources in defending intellectual property litigation against us, page 11

21. Please revise the risk factor to disclose whether you have registered any patent or trademark protections to date. In an appropriate place in the prospectus, revise to include your registered patents and trademark protections.

Capitalization, page 17

22. Please expand the introductory paragraph to disclose whether the IPO, GTS merger, conversion of Class A and Class B common stock, and redemption of the Series A preferred stock are conditioned upon each other and will occur simultaneously with the IPO. If not, describe which of the transactions are solely conditioned upon the IPO.

23. Please expand the stockholders' investment section to include a separate line item for your newly authorized shares of Common Stock, which is being issued in exchange for shares of Class A voting and Class B non-voting common stock.

Unaudited Pro Forma Consolidated Financial Data, page 19

24. See the last sentence in the opening paragraph on page 19 related to inclusion of non-recurring charges. Please revise this language and, as necessary, your pro forma financial statements to exclude from the pro forma income statement "adjustments to reflect one-time, non-recurring charges that are expected to occur…" Material non-recurring adjustments should instead be disclosed separately in the notes to the pro forma financial statements. Reference is made to Rule 11-02(b)(5) of Regulation S-X. Please revise or advise.

25. Please expand the third and fourth paragraphs to also disclose that the pro forma financial statements give effect to the conversion of the Class A and Class B common stock into one single class of common stock. Also, disclose in second paragraph the number of common shares that will be issued or exchanged in the GTS merger.

Notes to Unaudited Pro Forma Consolidated Financial Data, page 23

26. See pro forma footnote (d) explanation. Expand to describe if the mandatory redemption of the Series A preferred stock is conditioned solely upon the IPO or if it will result in connection with the GTS merger.

27. Disclose in a note that upon consummation of the offering you will pay Thayer|Hidden Creek Management and EOS Management an aggregate $4.1 million, including a termination fee (and disclose this amount) related to the

termination of the management and consulting agreement and other transaction-related expenses. Please disclose that this is a one-time non-recurring charge that has not been reflected in the pro forma financial statements.

28. Expand pro forma footnote (g) explanation to describe how you arrived at an incremental net borrowing amount of $8.0 million.

29. We may have significant additional comments upon completion of your pro forma presentation.

<u>Selected Consolidated Financial and Other Data, page 24</u>

30. Please revise or expand the last paragraph on page 24, if true, to clarify that on April 29, 2005 Thayer LTL Holding Corp. ("THC"), an entity ultimately controlled by your controlling shareholder, acquired all of the outstanding capital stock of Roadrunner Freight, and that THC was merged into the Company on June 3, 2005. Therefore, since you and Roadrunner Freight were under common control as of April 29, 2005, prior to the merger on June 2005, the statement of operations, consolidated balance sheet and other data for the Successor periods include the results of Roadrunner Freight subsequent to the close of business on April 29, 2005.

31. Further clarify, if true, that on October 4, 2006 your controlling shareholder, through an entity called Sargent Transportation Group, Inc. ("STG"), acquired all of the outstanding capital stock of a group of companies (collectively referred to as "Sargent"). Further disclose that on March 14, 2007, STG was merged with and into the Company, and that since you and Sargent have been entities under common control from October 4, 2006, the Successor periods include the results of Sargent subsequent to the close of business on October 4, 2006.

32. See your discussion of EBITDA in note (a) to the table. We note this non-GAAP measure includes items other than earnings before interest, taxes, depreciation and amortization and appears not to be in conformity with Item 10(e) of Regulation S-K. Please revise accordingly. You may choose to separately discuss the other items, i.e., preferred dividends, loss on early extinguishment of debt and restructuring expenses, and the impact they had on your operating results without including them within the non-GAAP measure of EBITDA. Further, we note your description of EBITDA herein is inconsistent with the description given in "Compensation Discussion and Analysis" under the discussion of "Incentive Compensation" on page 55. However, it is unclear how your inclusion of EBITDA in this table provides specific useful information to an analyst, investor or others in understanding your 'operating performance and incentive compensation.' Please explain in more detail or alternatively, delete this non-GAAP measure from the table. Refer also to footnote 44 to Section II.B.2 to

Financial Reporting Release No. 65, where substantial justification is required. We may have further comment after review of your response.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

33. We note that you believe your "focus" provides more consistent volume year-over-year on page 27. Please revise to explain whether your competition has a less-controlled approach to their business models to put this statement in proper context.

34. Refer to the fifth and the last paragraphs under this heading with respect to the fuel surcharge within your LTL business. If these surcharges have had a material impact upon revenues (separately from the base rate charge) during any of the periods presented, please quantify and specifically disclose this fact in the MD&A results of operations discussion and in the footnotes to your financial statements.

Results of Operations, page 29

35. From disclosures in Note 12 to your December 31, 2007 audited financial statements, we note you operate in two business segments, LTL and TL. For each period presented, please expand your results of operations to separately discuss each segment's profitability (i.e., the measure used by the chief operating decision maker in evaluating operating performance).

36. We agree with your conclusion that the MD&A discussion should address the historical financial information of the company. However, where a material acquisition is anticipated, we believe that it may be appropriate to also provide a supplemental discussion of operations on a pro forma basis. In this regard, we assume that the IPO will not occur if the merger with GTS does not take place. Any such pro forma discussion should follow the historical financial information, be clearly labeled as "pro forma" and should be provided for the most recent fiscal year and interim period only. Disclosure should also be provided to explain how the pro forma presentation was derived, why management believes the presentation to be useful and any potential risks associated with using such a presentation. Please revise or advise.

Liquidity and Capital Resources, page 33

37. Please expand your discussion under "Credit Facilities" and "Subordinated Debt" to discuss in more detail the material terms of RRTS Credit Facility, RRTS Senior Subordinated Notes, and the GTS Credit Facility, as described beginning on page 71. In this regard, in addition to your current disclosures, also, as applicable, discuss for each type of debt facility, the total facility amount, borrowings or letters of credit outstanding as of the most recent balance sheet date, the debt

covenants required and whether compliance has been met, and the expected use of net proceeds from the offering to repay outstanding amounts.

Anticipated Uses of Cash, page 34

38. Please provide an estimated amount for the contingent payment to Sargent.

Contractual Obligations, page 34

39. See the paragraph following the table of contractual obligations. We believe the table of contractual obligations should be expanded to disclose, at a minimum, the amount of scheduled interest payments on the fixed rate obligations. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the amounts and significant terms of those obligations separately.

Seasonality, page 35

40. Please revise to provide additional disclosure regarding this seasonal fluctuation and explain why transportation sales would be lower during the winter holiday season.

Capacity, page 47

41. Please revise to further explain what intermodal marketing companies are and briefly describe the agreements with such companies.

Competition, page 47

42. Please revise to disclose your position in the different segments compared to the competition so that an investor may be apprised of the risks associated with the intense competition.

Technology, page 48

43. Revise to disclose whether you have any registered intellectual property rights over your systems and applications.

Compensation Discussion and Analysis, page 54

44. On page 55, we note the disclosure that "in the future" you plan to grant equity awards to your executive officers. Please confirm that you do not plan on granting equity awards upon the closing of this transaction to your executive officers or revise as necessary.

Stock-Based Compensation Paid to Directors, page 62

45. Disclose if the options to acquire shares of common stock upon closing of this offering will be at the initial public offering price.

Certain Relationships and Related Transactions, page 63

46. Please expand your disclosure to describe the arrangements you have in place to protect investors in the case of future related party transactions. Refer to Item 404(b) of Regulation S-K.

Underwriting, page 79

47. Please revise this section to state that the selling stockholders "may be deemed" underwriters.

Where You Can Find Additional Information, page 82

48. Please tell us whether you intend to make your reports available free of charge on the internet. If you do not, please tell us why. Refer to Item 101(e) of Regulation S-K. Also, please update the address of the SEC.

Roadrunner Transportation Services Holdings, Inc.
Audited Financial Statements – Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-2

49. In accordance with Rule 2-02(a)(2) of Regulation S-X, please include the name of the independent registered public accounting firm on the audit report. This comment is also applicable to the audit reports on GTS, Sargent and Roadrunner.

Note 1. Significant Accounting Policies
Revenue Recognition, page F-9

50. Based upon the narrative disclosures presented on pages 44 through 46 of the filing, it appears that it may also be appropriate to discuss commission income and/or income recognized at net. If applicable, please also separately quantify these amounts in your disclosures here and in MD&A. The discussion of revenue in your "Critical Accounting Policies" section should be expanded to address commission income as well. Please revise or advise.

Note 4. Goodwill, page F-12

51. A preferability letter is required in connection with a change in accounting principle. Please include the letter as an exhibit to the filing.

Note 5. Long-Term Debt and Interest Rate Caps, page F-13

52. We note that payment deferred interest on the subordinated notes may be added to the principal balance of the note each quarter. Upon redemption of the notes, we would expect the portion of the payment that represents interest incurred but not paid to be reflected in the cash flow statement as an operating outflow, similar to any other interest, and not as a financing cash flow. Please confirm that this is your intention and disclose this fact in the footnote.

Note 6. Stockholders' Investment, page F-14

53. We note that "under certain circumstances, including a change in control . . ." the company is obligated to purchase common stock from shareholders at fair market value. Please tell us why these shares should not be presented outside of permanent equity pursuant to the guidance in EITF D-98. Your response should be detailed and specific and should consider circumstances and examples such as those described in paragraphs 7 through 9 of the above referenced EITF.

Note 9. Income Taxes, page F-17

54. It appears that additional disclosures may be required pursuant to the requirements of FIN 48. At a minimum, consideration should be given to paragraph 21(e) of the Interpretation. Please revise or advise.

Note 10. Commitments and Contingencies
Series A Redeemable Preferred Stock, page F-19

55. We note your disclosure that the dividend rate is $40 per share for a total payable of $200,000. However, the statements of stockholders' investment on page F-5 discloses a dividend rate of $32 per share for a total payable of $160,000. Please clarify, if true, that this difference is attributable to the partial accrual of the annual dividend as of December 31, 2007. Alternatively, please reconcile and explain the apparent discrepancy.

Group Transportation Services, Inc. and GTS Direct, LLC
Audited Combined Financial Statements – Year Ended December 31, 2007

Note 1. Significant Accounting Policies
Revenue Recognition, page F-37

56. With respect to revenue transactions recognized on a "net" basis, disclose the amount or percentage of such revenue for each period presented.

Group Transportation Services Holdings, Inc.
Interim Unaudited Financial Statements – March 31, 2008

Note 2. Acquisition, page F-45

57. We note that the acquisition agreement with the former owner of GTS potentially includes contingent consideration. If this individual has been employed by the company, tell us why you consider it appropriate to allocate any contingent payments to goodwill. Please address the each of the applicable factors specified by EITF 95-8 in your response.

58. As a related matter, please address this issue in connection with the Sargent acquisition as well.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

59. Please revise to provide all of the information required by Items 701(c) and (d) of Regulation S-K including the aggregate consideration received and indicate the rule under which exemption from registration was claimed and state briefly the facts relied upon to make the exemption available.

Other

60. Please continue to consider the financial statement updating requirements set forth in Rule 3-12 of Regulation S-X. In this regard, please update the filing to include unaudited interim financial statements of the Registrant and GTS for the six months ended June 30, 2008 and 2007. Summary and Selected Historical and Pro Forma Financial Data, MD&A and related financial information should be similarly updated.

61. Amendments should contain currently dated accountants' consents. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3313 with any other questions.

Sincerely,

Rolaine S. Bancroft
Special Counsel

cc: Michael L. Kaplan, Esq.
      Greenburg Traurig LLP
      Via facsimile (602) 445-8100